Exhibit 99.1

Aptorum Group Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Hong Kong, April 16, 2025 (GLOBE NEWSWIRE) -- Aptorum Group Limited (NASDAQ: APM), a leading Biotechnology company, today announced that it has received a notification from the Nasdaq Stock Market LLC dated 15 April 2025 regarding non-compliance with the minimum bid price requirement of $1 per share, as per Nasdaq Listing Rule 5550(a)(2).

The notification does not immediately affect the listing or trading of the company’s shares on Nasdaq. Aptorum Group Limited has been granted a 180-calendar-day grace period, until 14 October 2025, to regain compliance with the continued listing requirements.

During this period, Aptorum Group Limited intends to evaluate all available options to restore compliance, including, if necessary, a reverse stock split. The company is committed to maintaining its Nasdaq listing and will take all reasonable measures to achieve compliance within the stipulated time frame.

About Aptorum Group Limited

Aptorum Group Limited is a pharmaceutical company, which engages in the discovery, development, and commercializing of therapeutic assets to treat diseases with unmet medical needs.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These statements reflect the company’s current expectations and projections about future events and are based on assumptions. Actual results may differ materially from those projected.

For further information, please contact: investor.relations@aptorumgroup.com